Third confidential submission, as submitted to the Securities and Exchange Commission on February 8, 2013

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mavenir Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3576	61-1489105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Mavenir Systems, Inc.

1700 International Parkway, Suite 200, Richardson, TX 75081

(469) 916-4393

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pardeep Kohli

President and Chief Executive Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200, Richardson, TX 75081

(469) 916-4393

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Bickerstaff Ted Gilman Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	Sam Garrett General Counsel and Secretary Mavenir Systems, Inc. 1700 International Parkway, Suite 200 Richardson, TX 75081 (469) 916-4393	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby.

SEC registration fee	$
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions that may be in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, officers and employees and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We maintain a directors’ and officers’ insurance policy.

The underwriting agreement to be entered into in connection with this offering will provide that the underwriters will indemnify us, our directors and certain of our officers against liabilities resulting from information furnished by or on behalf of the underwriters specifically for use in the Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2009, we have made sales of the following unregistered securities:

•

Between January 1, 2009 and October 30, 2012, we granted stock options under our amended and restated 2005 Stock Plan to purchase an aggregate of 16,704,346 shares of our common stock at exercise prices ranging between $0.08 and $0.73 to a total of 556 employees, directors and consultants. Of these, stock options to purchase an aggregate of 3,035,149 shares have been cancelled without being exercised, 376,173 have been exercised and 13,293,024 remain outstanding as of December 31, 2012. In addition, in January 2013, we granted stock options under our 2013 Equity Incentive Plan to purchase an aggregate of 803,168 shares of our common stock at an exercise price of $1.11 to a total of 39 employees and directors.

•

Since January 1, 2009, we issued and sold an aggregate of 1,925,313 shares of our common stock to employees, directors and consultants at exercise prices ranging between $0.01 and $0.73 upon the exercise of stock options granted under our amended and restated 2005 Stock Plan. Of these, no shares have been repurchased and all 1,925,313 shares remain outstanding as of December 31, 2012.

•

In June 2010, we issued an aggregate of 12,100,007 shares of our Series D redeemable convertible preferred stock to ten accredited investors at a per share price of $1.1219, for aggregate consideration of approximately $13.6 million.

•

Between May 2011 and July 2011, we issued an aggregate of 31,885,207 shares of our Series E redeemable convertible preferred stock to fifteen accredited investors at a per share price of $1.2545, for aggregate consideration of approximately $40.0 million.

•	In September and October 2012, we issued warrants to purchase an aggregate of 920,000 shares of our common stock at an exercise price of $0.73 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Table

1.1*	Form of Underwriting Agreement.

3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of the offering.

3.3+	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2+	Amended and Restated Investors’ Rights Agreement, dated May 26, 2011.

4.3+	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Comerica Bank on October 3, 2008.

4.4+	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Starent Networks Corp. (now a wholly-owned subsidiary of Cisco Systems, Inc.) on October 29, 2008.

4.5+	Warrant to Purchase Common Stock issued to Silicon Valley Bank on October 18, 2012.

4.6+	Warrant to Purchase Common Stock issued to Westriver Mezzanine Loans, LLC on October 18, 2012.

4.7+	Warrant to Purchase Common Stock issued to the Community Foundation of North Texas on September 11, 2012.

5.1*	Opinion of Andrews Kurth LLP.

10.1+	Form of Indemnification Agreement for Directors and Officers of the Registrant, as currently in effect.

10.2+	Amended and Restated 2005 Stock Plan, as amended.

10.3+	Form of Stock Option Agreement — Early Exercise for 2005 Stock Plan.

10.4+	Form of Stock Option Agreement — Standard Exercise for 2005 Stock Plan.

10.5+	Form of U.K. Stock Option Agreement for 2005 Stock Plan.

10.6+	Form of International Stock Option Agreement for 2005 Stock Plan.

10.7*	2013 Equity Incentive Plan.

10.8*	Form of Stock Issuance Agreement for 2013 Equity Incentive Plan.

10.9*	Form of Notice of Grant — Early Exercise for 2013 Equity Incentive Plan.

10.10*	Form of Notice of Grant — Standard Exercise for 2013 Equity Incentive Plan.

10.11*	Form Notice of Grant — Non-Employee Director for 2013 Equity Incentive Plan.

10.12*	Form of U.K. Notice of Grant for 2013 Equity Incentive Plan.

10.13*	Form of International Notice of Grant for 2013 Equity Incentive Plan.

10.14+	2011 Management Incentive Plan.

Exhibit Number	Exhibit Table

10.15+	2012 Executive Bonus Plan.

10.16+	2011 Sales Compensation Plan.

10.17+	2012 Sales Commission Plan.

10.18+	Amended and Restated Executive Employment Agreement, dated December 18, 2012, between the Registrant and Pardeep Kohli.

10.19+	Form of Pardeep Kohli Option Agreement for 2005 Stock Plan.

10.20+	Amended and Restated Executive Employment Agreement, December 18, 2012, between the Registrant and Terry Hungle.

10.21+	Executive Employment Agreement, dated December 18, 2012, between the Registrant and Bahram Jalalizadeh.

10.22+	Participation Agreement, dated June 27, 2011, between the Registrant and Terence McCabe.

10.23+	Participation Agreement, dated June 28, 2011, between the Registrant and Carolyn Turner.

10.24+	Form of Employment, Confidential Information, and Invention Assignment Agreement.

10.25+	Commercial Lease Agreement, dated July 20, 2012, by and between the Registrant and Telecom Commerce III, Ltd.

10.26+	Senior Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.27+	Subordinated Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.28+	Intellectual Property Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.29**	Reseller OEM Agreement, dated October 28, 2008, by and between the Registrant and Starent Networks Corp., assigned to Cisco Systems, Inc. as of September 3, 2010 (including amendments and addendums to date).

21.1+	Subsidiaries of the Registrant.

23.1*	Consent of BDO USA, LLP.

23.2*	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature pages herein).

+	Previously submitted.
*	To be submitted by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mavenir Systems, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the          day of                     , 2013.

Mavenir Systems, Inc.

By:
Pardeep Kohli
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pardeep Kohli and Terry Hungle, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the          day of                     , 2013.

Signature	Title

Pardeep Kohli	President, Chief Executive Officer and Director (Principal Executive Officer)

Terry Hungle	Chief Financial Officer (Principal Financial Officer)

David Lunday	Controller (Principal Accounting Officer)

Benjamin L. Scott	Chairman of the Board

Ammar H. Hanafi	Director

Jeffrey P. McCarthy	Director

Signature	Title

Vivek Mehra	Director

Hubert de Pesquidoux	Director

Venu Shamapant	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Table

1.1*	Form of Underwriting Agreement.

3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of the offering.

3.3+	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2+	Amended and Restated Investors’ Rights Agreement, dated May 26, 2011.

4.3+	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Comerica Bank on October 3, 2008.

4.4+	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Starent Networks Corp. (now a wholly-owned subsidiary of Cisco Systems, Inc.) on October 29, 2008.

4.5+	Warrant to Purchase Common Stock issued to Silicon Valley Bank on October 18, 2012.

4.6+	Warrant to Purchase Common Stock issued to Westriver Mezzanine Loans, LLC on October 18, 2012.

4.7+	Warrant to Purchase Common Stock issued to the Community Foundation of North Texas on September 11, 2012.

5.1*	Opinion of Andrews Kurth LLP.

10.1+	Form of Indemnification Agreement for Directors and Officers of the Registrant, as currently in effect.

10.2+	Amended and Restated 2005 Stock Plan, as amended.

10.3+	Form of Stock Option Agreement — Early Exercise for 2005 Stock Plan.

10.4+	Form of Stock Option Agreement — Standard Exercise for 2005 Stock Plan.

10.5+	Form of U.K. Stock Option Agreement for 2005 Stock Plan.

10.6+	Form of International Stock Option Agreement for 2005 Stock Plan.

10.7*	2013 Equity Incentive Plan.

10.8*	Form of Stock Issuance Agreement for 2013 Equity Incentive Plan.

10.9*	Form of Notice of Grant — Early Exercise for 2013 Equity Incentive Plan.

10.10*	Form of Notice of Grant — Standard Exercise for 2013 Equity Incentive Plan.

10.11*	Form Notice of Grant — Non-Employee Director for 2013 Equity Incentive Plan.

10.12*	Form of U.K. Notice of Grant for 2013 Equity Incentive Plan.

10.13*	Form of International Notice of Grant for 2013 Equity Incentive Plan.

10.14+	2011 Management Incentive Plan.

10.15+	2012 Executive Bonus Plan.

10.16+	2011 Sales Compensation Plan.

Exhibit Number	Exhibit Table

10.17+	2012 Sales Commission Plan.

10.18+	Amended and Restated Executive Employment Agreement, dated December 18, 2012, between the Registrant and Pardeep Kohli.

10.19+	Form of Pardeep Kohli Option Agreement for 2005 Stock Plan.

10.20+	Amended and Restated Executive Employment Agreement, December 18, 2012, between the Registrant and Terry Hungle.

10.21+	Executive Employment Agreement, dated December 18, 2012, between the Registrant and Bahram Jalalizadeh.

10.22+	Participation Agreement, dated June 27, 2011, between the Registrant and Terence McCabe.

10.23+	Participation Agreement, dated June 28, 2011, between the Registrant and Carolyn Turner.

10.24+	Form of Employment, Confidential Information, and Invention Assignment Agreement.

10.25+	Commercial Lease Agreement, dated July 20, 2012, by and between the Registrant and Telecom Commerce III, Ltd.

10.26+	Senior Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.27+	Subordinated Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.28+	Intellectual Property Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.29**	Reseller OEM Agreement, dated October 28, 2008, by and between the Registrant and Starent Networks Corp., assigned to Cisco Systems, Inc. as of September 3, 2010 (including amendments and addendums to date).

21.1+	Subsidiaries of the Registrant.

23.1*	Consent of BDO USA, LLP.

23.2*	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature pages herein).

+	Previously submitted.
*	To be submitted by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.